FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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Paris, May 13, 2005

Press release

Combined Annual and Extraordinary General SUEZ Shareholders’ Meeting :

13% dividend increase, to be paid May 16

On May 13, 2005, the Combined Annual and Extraordinary General Meeting of SUEZ Shareholders, chaired by Gérard Mestrallet, Chairman and C.E.O., met to review the report of the Board of Directors for fiscal year 2004, as well as the reports of the Chairmen of the three Board Committees (Audit Committee, Ethics, Environment and Sustainable Development Committee, Compensation and Nominations Committee). The General Meeting approved the financial statements and earnings appropriation for 2004, highlighted by a strong increase in results and improved operating performance. These results reflect the pertinence of the Group’s strategic choices and confirm the effectiveness of its business model featuring selective, profitable development based on organic growth in its businesses.

The dividend for fiscal year 2004 was set at EUR 0.80 per share, an increase of 13% over 2003, for a payout of EUR 800 million. The dividend will be payable from May 16, 2005.

The General Meeting’s decisions included:

-	four-year renewals of Director terms of office for:

o	Gérard Mestrallet, Executive Director,

o	Paul Desmarais Jr., Non-independent Director, and

o	Lord Simon of Highbury, Independent Director.

-	a four-year term Director appointment for:

o	Richard Goblet d’Alviella, Independent Director.

-	renewal of the appointments for six years of the terms of Deloitte & Associés as Principal Statutory Auditor, and BEAS as Deputy Statutory Auditor.

The General Meeting was attended by 2,000 shareholders and was broadcast live on an audio feed via the Group’s Website (www.suez.com), where the broadcast will continue to be available for three months.

Directors Lucien Douroux and Jean Gandois did not seek renewal of their terms of office. The Board of Directors took the occasion to pay them tribute, expressing its deep gratitude for their roles in the Group’s development over the past several years.

At today’s meetings, the Board also decided:

-	to re-elect Gérard Mestrallet for a period of four years as SUEZ Chairman and Chief Executive Officer;

-	to divide the Compensation and Nominations Committee into two separate committees.

-	to change Board Committee assignments as follows:

o	Audit Committee: Jacques Lagarde, Chairman; Edmond Alphandéry; Antonio Brufau; and Richard Goblet d’Alviella.

o	Ethics, Environment and Sustainable Development Committee: Etienne Davignon, Chairman; René Carron; Anne Lauvergeon; and Jean-Jacques Salanne.

o	Nominations Committee: René Carron, Chairman; Gerhard Cromme; and Anne Lauvergeon.

o	Compensation Committee: Lord Simon of Highbury, Chairman; Etienne Davignon and Paul Desmarais Jr..

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the main international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of € 40.7 billion in 2004, 89% of which were generated in Europe and in North America. Paris is an official sponsor of Paris 2012.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:		Investor relations contacts:
France:		Arnaud Erbin: +331 4006 6489
Catherine Guillon:	+331 4006 6715	Eléonore de Larboust: +331 4006 1753
Caroline Lambrinidis:	+331 4006 6654	Bertrand Haas: +331 4006 6609
Antoine Lenoir:	+331 4006 6650

Belgium:
Guy Dellicour:	00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary